September 11, 2006

Jonathan Cohen, Chief Executive Officer
TAC Acquisition Corp.
8 Sound Shore Drive, Suite 255
Greenwich, CT 06830

      Re: **TAC Acquisition Corp.**
               Proxy Statement on Schedule 14A
               Filed August 1, 2006
               File No. 000-51340

Dear Mr. Cohen,

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   In the appropriate sections, please add disclosure indicating, if the business combination is not completed, the procedures for dissolution of the company pursuant to Delaware law. For example, will you comply with Section 280 of the Delaware General Corporation Law, or instead fall under the provisions of Section 281? Will shareholders vote on the dissolution? Also, discuss debtor/creditor rights and any potential bankruptcy proceedings that may result if the business combination is not completed.

2.   Please revise your document throughout to limit the use of technical terms. To the extent that technical terms are required, please define such terms the first time you use them.

3.   Fill in the blanks throughout the prospectus as of the most recent practicable date and update as necessary in subsequent amendments. For example, state the approximate conversion price as of the most recent date and then once the record date is set, update to reflect the approximate conversion price as of that date.

4.   Please revise the filing fee to comply with Rule 0-11(c) of the Exchange Act.

Letter to Stockholders

5.   On the first page of the proxy statement, as delivered to security holders, state the approximate date on which the proxy statement and form of proxy are first sent or given to security holders. See Item 1(b) of Schedule 14A.

Summary of the Material Terms of the Acquisition, page i

6.   We note the following:
        ·   The merger consideration is approximately $100 million.
        ·   Mr. Chapel will receive approximately $24 million in shares and $33.6 million in cash.
        ·   You will pay approximately $43 million in the target's outstanding debt.
        ·   The target company was recently acquired by Mr. Chapel for an aggregate price of approximately $41 million, with only about $1.9 million being contributed by him and the rest funded through loans.
        Given the points above, please revise the appropriate sections, including this one, to clearly explain how the target business, which was acquired separately by Mr. Chapel at various points in 2005 is now worth what you are offering in this transaction.

7.   We note that a substantial portion of the debt to be repaid is owed to TICC, which is controlled by the same parties that control TAC Acquisition, the blank check company. Please revise to reflect that information here and in the appropriate sections when discussing the interest and conflicts involved in this transaction.

8.   Clarify the "nominal exercise price" for the warrants held in AVIEL. Also, clarify how the exercise of warrants will result in the shareholder receiving $1 million in shares of common stock and cash equal to $1.4 million.

9.   Clarify the "certain permitted distributions."

Questions and Answers, page iii

10. In the second question and answer on page v, we note that the initial shareholders, including the officers and directors, will vote shares acquired prior to the IPO in accordance with the vote of the majority of the shares issued in the IPO. Please revise to clarify if they, or any entity they control, acquired any shares in the aftermarket or the offering itself. If so, please revise to clarify if they could vote those shares any way they chose and if so, how they plan to vote.

11. After the fourth question and answer on page v addressing what Mr. Chapel will receive, please revise to include a question and answer to disclose the price and cash he contributed to his recent acquisition of the target business.

12. On either page vi or vii, include a question and answer to quantify the amount of debt that is currently owed to related parties that will be paid off as a result of this merger.

13. Clarify the "certain other obligations" in the first question on page vii.

14. We note the answer to the second question on page vii. We also note that you are within six month period prior to the expiration of the 18 month deadline. It appears from the disclosure on page 32 of your IPO prospectus that if this merger is not consummated that you would have to liquidate following such failure instead of waiting till after December 31, 2006. Please revise accordingly or advise.

Summary of the Proxy Statement, page 1

15. Please revise to update here and where appropriate the amount of expenses that you have incurred since the completion of your public offering.

16. We note the $24 million of common stock to be issued to Mr. Chapel based upon the adjusted book value per share of common stock as of the closing date. Please revise the disclosure throughout the proxy statement to indicate the number of shares this would equal based upon the amount in the trust as of a recent date assuming no conversion and assuming maximum conversion.

17. We note the disclosure regarding the interests of TAC directors and officers in the merger. Please revise to clearly disclose all interests. Currently you state the interests include, "among other things," the list on pages 6 and 7.

18. On page six and seven and elsewhere when discussing the interests of TAC insiders, please revise to include their interest in any entity that has invested money in either TICC or the target business.

19.   Clarify here and in the appropriate section if Mr. Chapel was aware of TAC's business when he engaged in the transactions to acquire his interests in the target business. Also, revise to disclose any preexisting relationship between your insiders and Mr. Chapel. Preexisting relationships include the periods before and after your formation.

20.   Clarify the total liabilities of the company as of a recent date and clarify the amount of liabilities that did not include a waiver. Clarify those claims that would be covered by the indemnification agreement and those that would not be covered.

21.   Clarify whether the current merger proposal would trigger the terms of the warrant held by TACC.

Aviel's Selected Summary Historical and Pro Forma Consolidated Financial Data, page 12

22.   Please note that under Item 301 of Regulation S-K the information presented should be on a consolidated basis with notes or cross references added when factors exist that affect the comparability from period to period (e.g. business combination accounted for as a purchase). Please remove the historical financial data presented for Aviel Systems, Inc. for the three months ended March 31, 2006 on page 13 as this appears to be repetitive information provided on page 14. Please remove the five year selected financial data for PMC on page 15 as the financial results of PMC should only be included in the consolidated statements of Aviel from the date of the acquisition or tell us why your presentation is appropriate.

23.   In addition to our comment above, we noted your tabular presentation on page 16 where you present pro forma contract revenue. It is not clear to us however how your presentation is consistent with Article 11 of Regulation S-X. Please advise or revise to remove this disclosure.

24.   We note you have provided EBITDA and EBITDA Margin as a performance measure in your other financial and operating data. Pleas note that it is not appropriate to use a non-GAAP measure for performance measure purposes. Please revise to remove this non-GAAP performance measure here and throughout your proxy statement.

25.   Pursuant to Item 301 of Regulation S-K, please revise to include a separate line item for cash dividends declared per common share.

Selected Unaudited Pro Forma Condensed Combined Financial Information, page 17
General

26.   In a table designed to facilitate comparison, please provide the historical and
        book value per share data (basic and diluted) and pro forma per share data of
        the acquiring and target company for all periods in which pro forma
        information is presented. Please refer to the guidance in Item 14 (b) (10) of
        the Proxy Rules.

Unaudited Pro Forma Condensed Combined Financial Information
General

27.   Please revise to present pro forma financial statements showing the pro forma
        impact of (i) no conversion of TAC stock into a pro rata share of the trust
        account, and (ii) the maximum conversion of TAC stock.

Risk Factors, page 19

28.   We note the disclosure in risk factor two. Based on the disclosure on page 32
        of your IPO prospectus, it is not clear how you would be able to consummate
        an alternate business combination. Please revise to clarify.

29.   In risk factor four, discuss the effect a failure to consummate the merger
        would have on TICC. For instance, does it appear the target business has
        sufficient funds to making the necessary payments to TICC absent the
        merger?

30.   It is not clear how risk factors seven and eight are risks that are specific to you
        as all public companies are subject to the same risks. Please revise to discuss
        how the risks are specific to you or remove the risk factors.

31.   It is not clear how risk factor nine is a risk since the target business is merging
        with a shell and not another operating business where integration would be
        involved. Please revise to clarify.

32.   We note the disclosure in risk factor 17. Please revise to elaborate and discuss
        this when discussing the reasons the board recommends this transaction.
        Also, please revise here and where appropriate to discuss how a negative
        finding could impact your reputation and relationship with other agencies. In
        your amendment, update the status of this investigation. Given the potential
        ramifications this could have upon the company, please clearly highlight this
        risk throughout the proxy statement, including in the summary, the discussion
        of your business and in the MD&A section.

33.   Please revise to provide the basis for your understanding that this "inquiry is part of a broader" investigation. Also, explain how the broader aspect of the investigation affects your company. It appears that a negative finding would harm the company regardless of the scope of the investigation.

34.   Risk factor 26 appears to be a risk that affects companies in and outside of your proposed industry. Please revise to discuss how this risk is specific to you or remove the risk factor.

35.   Please revise to quantify the percent of your contracts that currently involve subcontractors in risk factor 27 so that investors can attempt to quantify the risk.

36.   In risk factor 32, we note the disclosure that "AVIEL has enjoyed a profit margin that is generally higher that that of its peers." Please revise to substantiate the noted disclosure.

Proxy Solicitation Costs, page 36

37.   We note the statement that solicitation of proxies may be "by telephone or by other electronic means." Please confirm that the information provided over the other electronic means or by telephone will be consistent with the written proxy statement and proxy card. Also confirm that the information will comply with Rule 14a-4.

The Merger Proposal, page 38

Background of the Acquisition, page 38

38.   Please revise to clarify when Messrs. Cohen and Rosenthal became aware of the target business' desire to be acquired.

39.   Here revise to clarify and quantify the interest of TICC in the target business.

40.   Please revise to disclose all communications between you, your officers, directors, affiliates or other contacts and Mr. Chapel, the other officers, directors, or affiliates of the target companies. This would include any preliminary contacts prior to and after your formation. This would include any communications or contacts between TICC and any of the sellers, their officers, directors, affiliates or representatives. We may have further comment.

41.   Explain the July 2006 amendment to amend a defined term.

TAC's Board of Directors' Reasons for Approval of the Merger, page 43

42.   We note the disclosure on page 29 of your IPO prospectus that your board
        would determine the fair market value of the target business. Please revise to
        provide the board's valuation for this company. Disclose the assumptions
        made and parameters used in performing such evaluation. If the board cannot
        provide a quantifiable value for shareholders to review, please revise to clarify
        what shareholders have to rely upon when making their determinations
        regarding this transaction and explain if the board solely relied upon
        Capitalink's valuation.

43.   Please revise to provide more detail regarding the reasons for the
        recommendation of a vote "for" the merger. In doing so, please incorporate
        the recent transactions that placed Mr. Chapel in control of the acquired
        business. Based on the transactions that placed Mr. Chapel in control of the
        acquired business, please revise to disclose how the target business is worth at
        least 80% of your net assets.

44.   We note the positive factors you considered in coming to the recommendation
        of a vote for the transaction. Please revise to disclose the negative factors you
        considered and reconcile them to fully explain how you reached the
        determination that this transaction is in the best interest of your shareholders.
        For instance, we note that the target's total liability is greater than its total
        assets. Also, we note that the target's current liability is greater than its
        current assets. We also note the risk factor disclosure concerning the current
        investigation of one of the target's companies.

Interests of TAC Directors and Officers in the Merger, page 45

45.   We note the disclosure concerning the personal liability of certain officers and
        directors. Please clarify whether all of your contracts with third parties have
        included waivers that would prevent such parties from having any right to
        funds from the trusts. If there are no such waivers, state the amount owed to
        the third parties by the company. Additionally, discuss indemnification rights
        or personal guarantees provided by officers, directors or initial stockholders in
        order to ensure that payments of such third parties will not dissipate the trust
        fund and discuss the financial ability of such individuals to meet such
        payment obligations. We may have further comment.

46.   To the extent that any compensation arrangement has been determined for any
        of the initial shareholders, please revise to briefly disclose those here.

Merger Consideration Analysis, page 47

47. We note the reference to "earnout obligation." Please revise to explain that term.

48. Any presentations or reports prepared by management or Capitalink should be described in reasonable detail, by date, indicating the nature of the presentation, information presented, recommendations and conclusions. Any materials, including reports, analyses, projections, talking papers and similar items which were prepared or presented at these meetings should be supplementally provided to the staff.

49. We note that in the analysis the equity value range is disclosed. Please revise to clarify the difference between that and the fair value of the company.

Discounted Cash Flow Analysis, page 48

50. We note that this method utilized various discount rates, EBITDA multiples, and cost of capital rates. Please revise to discuss the basis for using those figures so that investors are able to make their own determination regarding the usefulness of the valuation range.

51. We note the projections of revenue growth and EBITDA improvement. Based on your board's experience and knowledge, please revise to clarify if those numbers are reasonable from their point of view. In doing so, compare the projections with actual growth and improvement numbers in the years where financial information is disclosed.

52. When discussing the projections made, clarify that there is no guarantee that these projections will be achieved and that investors should not place undue reliance upon such projections.

53. Please revise to explain your use of the term "terminal value."

54. We note the equity value range disclosed here. Please revise to disclose the equity value of the target company taking into account the recent transactions in 2005 where the company was purchased for approximately $9.2 million in cash and contingency payments and $33 million in debt. Does this imply that the equity value increased from less than $10 million to over $55 million (on the low end) within one year?

Comparable Company Analysis, page 49

55. We note the use of enterprise value of EBITDA multiples to determine the valuation range for the target business. Considering enterprise value is a

function of market value, which is affected by profitability, please revise to list the comparable companies in tabular format and provide the public information regarding the listed companies' revenues, profits and market value so that investors can determine for themselves whether the companies are comparable and the weight to place upon this valuation.

56.   Please revise to disclose the target business' current EBITDA and EBITDA margin.

Comparable Transaction Analysis, page 51

57.   Please revise the list of comparable transactions to provide the public information regarding the listed companies' revenues and profits so that investors can determine for themselves whether the transactions and companies are comparable and the weight to place upon this valuation.

Aviel Systems, Inc.Unaudited Pro Forma Condensed Combined Statement of Operations and Balance Sheet, pages 71 and 72

58.   This information appears to be a duplication of the information provided on pages 17 and 18. Please remove.

Aviel Systems, Inc.Unaudited Pro Forma Condensed Combined Statement of Operations, pages 73 - 75

59.   We noted numerous instances where you have adjusted the historical financial statements for transactions that do not appear to meet the criteria for pro forma adjustment pursuant to Article 11 of Regulation S-X. Pro forma adjustments shall give effect to events that are directly attributable to each specific transaction, factually supportable, and expected to have a continuing impact. The following do not appear to meet the criteria; accordingly, such amounts should be removed from the face of the pro forma financial statements:

·   adjustments (4) and (5) on page 73;
·   adjustments (2b), (5), (8), and (9) on pages 74 and 75; and

60.   If you continue to believe your adjustments are appropriate, provide a detailed explanation supporting your conclusion for each item and justify how your accounting treatment is consistent with Article 11 of Regulation S-X. Please advise and revise.

Aviel Systems, Inc. Unaudited Pro Forma Combined Balance Sheet

Notes to Unaudited Pro Forma Combined Balance Sheet

Adjustment (3), page 77

61.   The purchase price of $67 million is inconsistent with the purchase price of
       $100 million disclosed throughout the proxy statement. Your disclosure does
       not appear to include the $44 million of cash used to pay down existing debt
       of Aviel as disclosed in note (1). Please clarify and revise.

62.   Please provide a detailed discussion of how you determined the allocation of
       the purchase price in the acquisition of Aviel. Your response should address
       each class identified where you have allocated purchase price. Further,
       explain why such a large portion of the purchase price was allocated to
       goodwill versus any other identifiable intangible asset class (e.g. tradenames,
       trademarks, backlog or other customer related intangibles, patented
       technology, etc.). Please refer to paragraphs 37 and 39 of SFAS 141 and the
       related implementation guidance in Appendix A thereto.

63.   Please revise to discuss the reasons why your purchase price allocation is
       preliminary (i.e. identify the information that you have arranged to obtain) and
       indicate when the allocation is expected to be finalized. Refer to paragraph
       (51)(h) of SFAS 141.

64.   On page 77, we note the estimated transaction related expenses of $1,750,000.
       In the appropriate section, please revise to clarify if this amount will be owed
       even if the transaction fails. If so, please revise to clarify how the difference
       between that amount and the amount of proceeds not placed in trust will be
       satisfied if this transaction fails.

TAC's Management's Discussion and Analysis, page 96

65.   We note that you have established a credit facility with Wachovia Bank of up
       to $2 million, of which you have drawn down at least $1 million. Disclose the
       total amount drawn down as of a recent practicable date. Please revise to
       clarify if the loan is secured. Also clarify if Wachovia signed a waiver
       agreement with regards to this loan should the merger fail. If not, clarify how
       this loan will be re-paid if the merger is not consummated.

66.   Please revise to provide detail of your expenses to date. Itemize such
       expenses and distinguish those that are paid and remain payable. If the actual
       expense allocation differs from the use of proceeds section in the Form S-1,
       explain the reason(s) for the deviation.

Business of AVIEL, page 99

67.   We note the two major customers, DHS and FAA. Please disclose the material terms of the agreements with these customers and provide the agreements supplementally. Confirm your understanding that these are material agreements that will be filed as exhibits upon completion of the merger.

68.   We note the various references to INPUT. Please revise to provide the citation or location of the information after citing such information.

69.   Please revise to define the term "proprietary legacy systems."

70.   Please revise to explain the term "indefinite delivery/indefinite quantity."

71.   We note the disclosure on page 102 that you are positioned to capitalize on the growing budgetary requirements of DHS and FAA. It appears that the growing budgets are just estimates and not requirements. Please revise and clarify that there is no assurance that the budgets will increase. Also, clarify that if the budgets do increase, you can provide no assurance that it will result in an increase in their usage of the target company's services.

72.   Please revise to provide the basis for the disclosure that the federal government workforce is being downsized as disclosed on page 102.

73.   We note half of the target's employees hold "high level security clearances." Please revise to actually quantify the total number of employee the target employs and those that have the disclosed clearances.

74.   Please explain the significance of the various certifications of your employees and the company.

75.   In discussing the types of contracts on page 106, please revise to discuss the typical duration, cancellation, and termination terms.

76.   On page 103, we note the belief that the target is positioned to "identify opportunities to offer customers new capabilities and cross-sell additional service offerings." Please revise to discuss any new products or services that are currently being developed that you intend to use in your cross selling efforts.

77.   Please revise to provide the basis for the disclosure that "federal agencies continue to receive sub-par performance grades on their annual Federal Information Security Management Act scorecard."

78.   Please revise to discuss how the target intends to "develop meaningful relationships with CIOs."

79.   In discussing the target's management consulting solutions, please revise to clarify the use of the term "acquisition(s)."

80.   On page 106, please revise to define your use of the term "task orders."

81.   Discuss your use of subcontractors here.

AVIEL's Management's Discussion and Analysis of Financial Condition, page 113

82.   Please revise to disclose the assets used to secure the debt disclosed on page 114.

83.   Please revise to identify the officer and family member that received the one-time bonus of $4.8 million.

84.   Please provide the value of the funded and unfunded backlog for all periods presented including a discussion of the impact on the company's operations.

85.   Please note that when comparisons are provided, pro forma presentation and related analytical discussion is permitted only for the year in which a business combination occurred and for the immediately preceding year. Accordingly, please revise to remove the pro forma comparisons for the interim period March 31, 2006 and the years ended December 31, 2003 and 2002.

Results of Operations, page 118

86.   Please revise your disclosure for each period to describe and quantify underlying material activities that generate revenue and expense variances between periods. Your revised disclosures should provide information that would assist an investor in making a well informed investment decision. For example, quantify the amounts of the components of direct labor cost to support the increase or decrease in direct labor costs between interim periods.

87.   We note that contract revenues for OPTIMUS (not including PMC revenues) have been declining in both 2005 and the first three months of 2006. Please revise to discuss the expectations for FAA BITS II as it appears to be the source of decline for both periods.

Liquidity and Capital Resources, page 125

88.   Please revise to disclose current cash on hand by the target company and its cash requirements for the next 12 months. In doing so, disclose any need for additional financing if this transaction were to fail. Also, disclose the current

payments to be made on all outstanding debt should this transaction not proceed.

Beneficial Ownership of Securities, page 135

89.	For entities listed that are not natural persons, please revise to disclose the natural person(s) that control the voting or disposition of the listed shares.

90.	Please revise to clarify if the disclosure in this section has taken into account all the outstanding warrants.

Certain Relationships and Related Party Transactions, page 137

91.	Please revise this section to quantify all transactions between Mr. Chapel, the target business, TICC, you, and any other related party yet to be disclosed.

92.	In disclosing the related transactions of the target business, please revise to identify the prior shareholders who received funds for their shares in the transactions with Mr. Chapel that resulted in him being the sole shareholder of each company. Also, clarify any previous relationships Mr. Chapel may have had with the target business. If no relationship existed, so state.

TAC Acquisition Corp. December 31, 2005 Audited Financial Statements

Notes to Financial Statements

Note C – Initial Public Offering, F-15

93.	We note that the warrants included in the units sold in your initial public offering were classified as equity. Given that the offer and sale of the warrants and the securities underlying the warrants included in your initial public offering were included in the "units" being registered, the offer and sale of the underlying securities were registered at the time of effectiveness. As a result, it appears you will be required to file timely updates to this registration statement and deliver a current prospectus at the time such warrants are exercised. In light of this fact, please tell us how you considered the guidance in paragraphs 14-18 of EITF 00-19, which would appear to require you to account for the warrants as liabilities marked to fair value each period through the income statement. Paragraph 14 of EITF 00-19 states that if the contract allows the company to net-share or physically settle the contract only by delivering registered shares, it is assumed that the company will be required to net-cash settle the contract, and as a result liability classification will be required. Paragraph 17 of EITF 00-19 states that if the contract requires physical or net-share settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement is permitted or required, and the contract does not specify how the contract would be settled in the event that the company is unable to deliver registered shares, then net cash settlement is assumed if the company is unable to deliver registered shares (because it is unlikely that nonperformance would be an acceptable alternative). Please tell us how you have considered the guidance in EITF 00-19 in your accounting treatment for your warrants. Tell us whether you intend to restate your financial statements to classify the warrants as liabilities and to subsequently adjust the warrants to fair value for all periods from the initial public offering date through March 31, 2006. If not, please explain, in as much detail as necessary, why you believe that equity classification is appropriate. We may have additional comments after reviewing your response.

94.   Considering the comment above, tell us how you have considered the guidance in EITF 00-19 in your accounting treatment for the underwriter purchase option (UPO). Tell us whether you intend to restate your financial statements to classify the UPO as liabilities and to subsequently adjust the UPO to fair value for all periods from the initial public offering date through March 31, 2006. If not, please explain, in as much detail as necessary, why you believe that equity classification is appropriate. We may have additional comments after reviewing your response.

Aviel Systems, Inc. and Subsidiary March 31, 2006 Unaudited Financial Statements

Statement of Operations, F-19

95.   Please revise to disclose the significant components of your direct costs and indirect expenses here or in the notes to the financial statements.

Notes to Financial Statements

Note 3. Accounts Receivable, F-23

96.   Please disclose your accounting policy for allowance for doubtful accounts.

Optimus Corporation and Subsidiary December 31, 2005 Audited Financial Statements

Statement of Operations, F-30

97.   Please revise to disclose the significant components of your direct costs and indirect expenses here or in the notes to the financial statements.

Notes to Financial Statements

Note 1. Organization and Significant Accounting Policies

Revenue Recognition, F-33

98. We note that you recognized revenue for the delivery of product and services under fixed price arrangements using the percentage of completion method. Clarify how your revenue recognition policy (i.e. SOP 81-1) is appropriate and disclose the method you use for measuring progress.

Financial Risk, F-35

99. Disclosure of concentrations should include information that is adequate to inform users of the general nature of the risk associated with the concentration. Please revise to include disclosures of the concentration of receivables and revenue for the periods presented. Please refer to the guidance set forth in SOP 94-6, *Disclosure of Certain Significant Risks and Uncertainties* and paragraph 39 of SFAS 131.

Stock-based Compensation, F-35

100. Please provide the disclosure required by paragraph (2)(e) of SFAS 148.

Note 2. Business Combination, F-36

101. Please provide a detailed discussion of how you determined the allocation of the purchase price in the acquisition of PMC. Your response should address each class identified where you have allocated purchase price. Further, explain why such a large portion of the purchase price was recorded as goodwill versus any other identifiable intangible asset class (e.g. tradenames, trademarks, backlog or other customer related intangibles, patented technology, etc.). Please refer to paragraphs 37 and 39 of SFAS 141 and the related implementation guidance in Appendix A thereto.

102. It does not appear that the bonus paid to a former shareholder of PMC for $4,823,336 (as disclosed in your pro form adjustment note (2)(b) on page 74) has been accounted for in the purchase price of PMC by Optimus. Please explain and revise if necessary.

103. We noted disclosure on page 122 related to costs for buyouts of certain employee agreements, lease termination and facility relocation costs and retention payments to PMC employees. Please tell us if these costs have been included in your purchase accounting related to the PMC acquisition. If so,

provide a narrative discussion addressing the applicability of EITF 95-3. Please advise or revise.

Note 8. Notes Payable, F-38

104.   We noted from your disclosure that you issued debt with warrants for a total face value of $7.5 million in December 2005. It appears from your disclosure that no value was assigned to the attached warrants. Please cite the specific authoritative literature you used to support your accounting treatment. In your response, provide a narrative discussion addressing the applicability of APB 14, EITF 00-19 and EITF 00-27.

Note 10. Stockholders' Equity, F-39

105.   We noted your disclosure of the issuance of warrants in connection with a note payable on F-38. Please expand your disclosure here to describe the material terms of the warrants, including when the warrant was issued, who has the rights to convert (i.e. the holder or the Company), the exercise price, the exercise feature (i.e. physical, net cash, or net share settlement, etc.), and any redemption features. Please provide a description of the method and significant assumptions used to determine the fair value of the warrants issued per the guidance in paragraph (47)(d) of SFAS 123. We may have further comments.

Note 12. Commitments, F-40

106.   We noted during the review of the December 31, 2004 and 2003 financial statements on F-53 that the company entered into a new lease agreement in March 2005 that included scheduled rent increases over the term of the lease. Pursuant to SFAS 13, it would appear rent related to this lease should be recognized on a straight line basis over the lease term. Please clarify your accounting treatment and revise if necessary.

Optimus Corporation December 31, 2004 and 2003 Audited Financial Statements

General

107.   Please provide a statement of stockholders' equity that provides an analysis of the changes in each caption of stockholders' equity presented in the balance sheets. This analysis shall be presented in the form of a reconciliation of the beginning balance to the ending balance for each period for which an income statement is required to be filed with all significant reconciling items described by appropriate captions. Refer to the guidance in Rule 3-04 of Regulation S-X.

Notes to Financial Statements

Note 2. Summary of Significant Accounting Policies, F-46

108.   Please revise to include disclosure regarding your accounting policy for
        deferred revenue, more specifically what transactions resulted in the revenue
        deferral and the period over which it is expected to be realized.

Note 4. Notes Receivable – Stockholders, F-48

109.   We noted during the review of the December 31, 2005 financial statements on
        F-37 that these notes have been identified as a receivable for the purchase of
        common stock and appear to be appropriately recorded as a reduction of
        stockholders' equity. Please clarify if the notes disclosed here relate to the
        purchase of common stock, if so, tell us how your accounting treatment and
        presentation is appropriate (cite the specific authoritative literature you used to
        support your accounting treatment).

Performance Management Consulting, Inc. September 22, 2005 Audited Financial
Statements

Statement of Income and Retained Earnings, F-56

110.   Please revise to disclose the components of your direct costs and indirect
        expenses here or in the notes to the financial statements.

Notes to Financial Statements

Note 1. Organization and Significant Accounting Policies

Revenue Recognition, F-58

111.   We note that you recognized revenue for the delivery of product and services
        under fixed price arrangements using the percentage of completion method.
        Clarify how your revenue recognition policy (i.e. SOP 81-1) is appropriate
        and disclose the method you use for measuring progress.

Financial Risk, F-59

112.   Disclosure of concentrations should include information that is adequate to
        inform users of the general nature of the risk associated with the
        concentration. Please revise to include disclosures of the concentration of
        receivables and revenue for the periods presented. Please refer to the

guidance set forth in SOP 94-6, *Disclosure of Certain Significant Risks and Uncertainties* and paragraph 39 of SFAS 131.

Note 5. Related Party Transactions, F-60

113.   Please revise your disclosure to include a description of the transactions with the related parties. Please refer to the guidance in paragraph (2)(b) of SFAS 57.

Other Regulatory

114.   Please update your financial statements in accordance with Rule 3-12 of Regulation S-X.

115.   Please revise your other Exchange Act reports to comply with the comments above, as applicable.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Any questions regarding the financial statements may be directed to Angela Halac at (202) 551-3398. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386.

Sincerely,

John Reynolds
Assistant Director

Cc: Cynthia Krus
        Fax No. (202) 637-3593